UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 23, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Varian Medical Systems, Inc.

File No. 001-07598 -CF#33253

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Varian Medical Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on November 25, 2015, as amended on August 18, 2016.

Based on representations by Varian Medical Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.43	through January 15, 2022
Exhibit 10.44	through January 15, 2022
Exhibit 10.45	through January 15, 2022
Exhibit 10.46	through January 15, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary